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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934



                      Hanover Capital Mortgage Holdings, Inc
                      -------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title or Class of Securities)

                                   410761 10 0
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: 410761 10 0
----------------------

(1) Names of Reporting Persons. I. R. S. Identification Nos. of Above Persons (entities only)

      John A. Burchett

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  Not Applicable
      (b)  Not Applicable

(3)   SEC Use Only

(4)   Citizenship or Place of Organization

      United States

Number of                (5) Sole Voting Power: 408,360
Shares
Beneficially             (6) Shared Voting Power: 0
Owned By
Each                     (7) Sole Dispositive Power: 408,360
Reporting
Person With              (8) Shared Dispositive Power: 0

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

      408,360 Shares

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      Not Applicable

(11)  Percent of Class Represented by Amount in Row (9)

      6.3%

(12)  Type of Reporting Person (See Instructions)

      IN




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                                    SEC 13(G)
                       SECURITIES AND EXCHANGE COMMISSION
                          SCHEDULE 13(G) AMENDMENT NO.

Item l(a)     Name of Issuer:

              Hanover Capital Mortgage Holdings, Inc.

Item l(b)     Address of Issuer's Principal Executive Offices:

              90 West Street, Suite 1508
              New York, NY 10006

Item 2(a)     Name of Person Filing:

              John A. Burchett

Item 2(b)     Address of Principal Business Office or, if none, Residence:

              90 West Street, Suite 1508
              New York, NY 10006

Item 2(c)     Citizenship:

              United States

Item 2(d)     Title of Class of Securities:

              Common Stock, par value $.01 per share

Item 2(e)     CUSIP Number:

              410761 10 0

Item 3 If this statement is filed pursuant to Rule 13d(l)(b) or 13d-2(b), check whether the person filing is a:

              (a)  [ ] Broker or Dealer registered under Section 15 of the Act
              (b)  [ ] Bank as defined in Section 3(a)(6) of the Act
              (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the
                   Act
              (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
              (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940


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              (f)  [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-l(b)(l)(ii)(F)

              (g) [ ] Parent Holding Company, in accordance with ss.240.13d-(b)(ii)(G) (Note: See Item 7)

              (h)  [ ] Group, in accordance with ss.240.13d-l(b)(1)(ii)(H)

Item 4        Ownership:

              (a) Amount Beneficially Owned: As of December 31, 1997, John A. Burchett beneficially owned 408,360 shares of the Issuer's Common Stock. Of such amount, 11,183 shares are pursuant to an option for which Mr. Burchett has the right to acquire Common Stock within sixty days of December 31, 1997. In addition, 3,000 of such shares are held by Mr. Burchett's children.

              (b)  Percent of Class: 6.3%

              (c)  Number of shares as to which such person has:

                   (i)   sole power to vote or to direct the vote: 408,360
                   (ii)  shared power to vote or to direct the vote: 0
                   (iii) sole power to dispose or to direct the disposition of:
                         408,360
                   (iv) shared power to dispose or to direct the disposition of: 0

Item 5        Ownership of Five Percent or Less of a Class:

              Not Applicable.

Item 6        Ownership of More than Five Percent on Behalf of Another Person:

              Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

              Not Applicable.

Item 8        Identification and Classification of Members of the Group:

              Not Applicable.

Item 9        Notice of Dissolution of Group:

              Not Applicable.

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Item 10       Certification:

              Not Applicable.

Signature

     After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 1998                         /s/ John A. Burchett
                                               ---------------------------------
                                               John A. Burchett